Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2017. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2017
(£m)
Capitalisation
Equity
Shareholders’ equity	42,513
Other equity instruments	5,355
Non-controlling interests	478
Total equity	48,346

Indebtedness

Subordinated liabilities	18,575

Debt securities
Debt securities in issue	71,557
Liabilities held at fair value through profit or loss (debt securities)	8,223
Total debt securities	79,780

Total indebtedness	98,355

Total capitalisation and indebtedness	146,701

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2017, all indebtedness was unsecured except for £31.0 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 30 June 2017.

At the annual general meeting on 11 May 2017, the Company’s shareholders approved the redesignation of the 80,921,051 limited voting ordinary shares of 10 pence each that the Company had in issue as ordinary shares of 10 pence each. The redesignation took effect on 1 July 2017 and the redesignated shares now rank equally with the existing issued ordinary shares of the Company. There is no impact on the Company’s total share capital in issue or equity.

There has been no material change in the information set forth in the table above since 30 June 2017.